As filed with the Securities and Exchange Commission on March 17, 2004

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
ANNUAL REPORT

of the

Nordic Investment Bank
(Name of Registrant)

Date of end of last fiscal year: December 31, 2002

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issues	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Mr. Jon A. Solheim
Nordic Executive Director’s Office
International Monetary Fund
700 19th Street, N.W.
Washington, D.C. 20431

Copies to:

Ward A. Greenberg
Cleary, Gottlieb, Steen & Hamilton
Main Tower, Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

* The registrant is filing this annual report on a voluntary basis.

Nordic Investment Bank

     Nordic Investment Bank, in connection with its Registration Statement under the Securities Act of 1933 (Schedule B), relating to Debt Securities and/or Warrants to Purchase Debt Securities, Registration No. 333-6106, and its Registration Statement under the Securities Act of 1933 (Schedule B), relating to Debt Securities and/or Warrants to Purchase Debt Securities, Registration No. 333-102986, hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2002 (the “Annual Report”) as follows:

          The following additional exhibit is added to the Annual Report:

Exhibit VII	Financial Statements for the fiscal year ended December 31, 2003

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Nordic Investment Bank, has duly caused this amendment to its annual report on Form 18-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Helsinki, Finland on the 17th day of March 2004.

By:	/s/ Bo Heide-Ottosen
Bo Heide-Ottosen
Executive Vice President, Chief Financial Officer

Exhibit Index

Exhibit VII	Financial Statements for the fiscal year ended December 31, 2003